EXHIBIT 99.5

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

VODACOM AND ECONET WIRELESS NIGERIA SIGN MANAGEMENT AGREEMENT

Vodacom Group (Proprietary) Limited (“Vodacom” or “Vodacom Group”) (unlisted), South Africa’s leading mobile communications group, in which Telkom has a 50.0% holding, announced today the signing and implementing of a 5-year Management Agreement.

The Agreement supersedes an interim agreement that has been in effect since October 2003.  In return for a management fee, a very senior team, led by Mr Willem Swart, newly appointed as chief executive officer at Econet Wireless Nigeria, have started work in Nigeria today.  Mr Swart was formerly the managing director of Vodacom Congo.

Econet Wireless Nigeria Limited will start trading under the Vodacom brand with immediate effect.  In terms of the Agreement the Vodacom Group will also provide additional support in respect of procurement, network design and roll-out, products and services, marketing and other group services.

The signing of the Agreement follows extensive due diligence by Vodacom over a 9-month period.  It represents a key step in the process of Vodacom’s proposed equity investment into the business of Econet Wireless Nigeria Limited, in terms of which Vodacom will take a controlling stake in this business.

Vodacom Deputy Group CEO, Mr Andrew Mthembu, said the proposed equity investment process will receive a huge boost from this Agreement.  The transaction to effect the equity investment still requires finalisation of the commercial terms and the sanction of the courts of Nigeria as well as the Nigerian Communications Commission and the Nigerian Securities and Exchange Commission.  Mthembu stated that the closure of the equity investment process will take time, however it is likely to be completed within a 6-18 months timeframe.

Econet Chairman, Mr Oba Otudeko, says the Agreement will enable Econet Wireless Nigeria to draw from the goodwill and expertise of Vodacom as the leading mobile operator on the continent and to boost the Nigerian network operations as well as strengthen it to compete more aggressively.

Vodacom is particularly proud to be making this announcement on the 10th anniversary of the launch of its commercial service on 1 April 1994.  Mthembu said that this Agreement marks the start of the second chapter in the growth of the Vodacom Group.

Vodacom Group (Pty) Ltd incorporates the leading mobile network operators in South Africa, Tanzania, Democratic Republic of the Congo and Lesotho.  It has also recently launched service in Mozambique and with over 11 million customers is the largest mobile operator on the African continent.  Econet Wireless Nigeria Limited is the second largest mobile operator in Nigeria with over 1 million customers.

Johannesburg

1 April 2004